UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029886

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48182

SEC Mail Processing Section RECEIVED MAR 31 2010 Wash., DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/09 (MM/DD/YY) AND ENDING 01/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRUPPO, LEVEY & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 EAST 42ND STREET, 46TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HUGH LEVEY (212) 697-5753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIE KAPLAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1000 FIRST FEDERAL PLAZA	ROCHESTER	NEW YORK	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HUGH LEVEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRUPPO, LEVEY & CO., as of JANUARY 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARIE JAVIER
Notary Public State of New York
No. 01JA6184327
Qualified in Kings County
Commission Expires April 7, 2012

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRUPPO, LEVEY & CO.

January 31, 2010

TABLE OF CONTENTS

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gruppo, Levey & Co.

We have audited the accompanying statement of financial condition of Gruppo, Levey & Co. as of January 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gruppo, Levey & Co. as of January 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Davie Kaplan, CPA, P.C.

Rochester, New York
March 5, 2010

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

GRUPPO, LEVEY & CO.

Statement of Financial Condition
January 31, 2010

ASSETS

Cash and cash equivalents		$ 235,607
Accounts receivable	720,521	
Allowance for doubtful accounts receivable	(661,431)	59,090
Prepaid expenses		9,710
Due from affiliates		11,795
		$ 316,202

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 107,849
Due to affiliates	57,891
	165,740
Stockholders' equity	
Common stock, par value $0.01 per share; 3,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	6,938,645
Retained deficit	(6,788,184)
	150,462
	$ 316,202

The accompanying Notes to Financial Statements
are an integral part of these statements.

1. Description of Business

Gruppo, Levey & Co. (the "Company") was incorporated during February, 1999 under the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment-banking services and specializes in advising companies undertaking mergers, acquisitions, sales, or divestitures.

The Company is dependent on its stockholders and affiliates for financial support.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company records income related to investment banking and advisory activities as earned and incurred, respectively. The Company may receive its fees in the form of securities, which are recorded at fair value on the date they are earned.

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains deposits which may, at times, exceed the federally insured amount.

Accounts receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables.

2. Summary of Significant Accounting Policies (Continued)

Income taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, under which income taxes are provided for the tax effects of transactions, reported in the financial statements. They consist of taxes currently due plus deferred taxes related primarily to temporary differences in accounts receivable for financial and income tax reporting. Deferred income tax assets and liabilities are computed annually for those differences that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax benefits are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company evaluates income tax positions for uncertainty to determine any tax positions that may not be fully sustained upon examination by taxing authorities, despite the belief that the underlying tax positions are fully supportable. Tax positions are reviewed on an ongoing basis and are analyzed in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Management has determined that the Company has no uncertain tax positions.

Subsequent events

The Company evaluated events occurring between the end of the most recent fiscal year and March 5, 2010, the date the financial statements were available to be issued.

3. Secured Demand Note

The Company held a secured demand note receivable from a stockholder as of January 31, 2009. The note was payable to the Company on demand, did not bear interest, and was collateralized by cash equivalents and marketable equity securities. The note was satisfied during May, 2009, through the receipt of the cash equivalents and marketable equity securities.

4. Concentrations

Revenue from three clients accounted for 62% of revenue during the year ended January 31, 2010. Management considers the Company to be an "M&A Advisory Firm" focused on a select market; therefore, the Company has a limited number of engagements in any year.

5. Liabilities Payable Subordinated to Claims of General Creditors

At January 31, 2009, the Company was obligated to a stockholder under the terms of a subordinated loan agreement outstanding in the amount of $400,000. The obligation was funded by the secured demand note described in Note 3. The loan was converted to equity during May, 2009. The FINRA approved this conversion effective May 9, 2009.

6. Related Party Transactions

In addition to the transactions discussed in Notes 3 and 5, the Company advances and receives amounts from entities affiliated through common ownership in the normal course of business. No terms have been determined in connection with repayments of these amounts. These transactions resulted in amounts due from affiliates of $11,795 and amounts due to affiliates of $57,891 at January 31, 2010.

During the year ended January 31, 2010, $112,797 of amounts due to affiliates were forgiven. These amounts are included in other income in the accompanying statement of operations.

The Company subleases office space from a stockholder on a month-to-month basis. Total rent expense amounted to $18,000 for the year ended January 31, 2010.

7. Income Taxes

The Company's results of operations are included in consolidated federal income tax returns filed by the majority stockholder. It is the majority stockholder's policy to allocate a provision for taxes to the Company based on the tax that would have been determined if the Company had filed a separate tax return. Benefits to the extent available in the consolidated group are credited to the Company.

Deferred income taxes consisted of the following:

Deferred tax asset	$ 2,014,700
Deferred tax liability	-
	2,014,700
Valuation allowance	(2,014,700)
	$ -

The deferred tax asset is primarily composed of the Company's net operating loss carryforward of approximately $3,950,000, which, if carried forward by the consolidated tax group, will begin to expire in 2025. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized. As a result of the annual limitation and the difficulty in predicting their utilization, the Company has established a valuation allowance for the net operating losses. Utilization of this carryforward is reviewed annually, and the valuation allowance is adjusted accordingly. The valuation allowance increased by $639,600 during the year ended January 31, 2010.

The Company and the other members of the consolidated group are subject to U.S. federal income tax as well as income tax in New York State and New York City. Returns filed in these jurisdictions for the tax years ended on or after January 31, 2007 are subject to examination by authorities.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At January 31, 2010, the Company's net capital amounted to approximately $68,000, which was in excess of its required net capital of approximately $57,000. At January 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 2.45 to 1.

9. Profit Sharing Plan

A majority stockholder maintains a profit-sharing plan (the "Plan") covering all of its employees, including employees of the Company. Company contributions to the plan are made at the discretion of the Board of Directors and are based upon such factors as employee compensation and net income, as defined in the Plan. The Company also adopted an employee benefit plan that provides for salary deferrals under Section 401(k) of the Internal Revenue Code. Contributions by the Company are at the discretion of management. The Company made no contributions to the Plan during the year ended January 31, 2010.

10. Commitments and Contingencies

The Company is subject to various legal proceedings and claims which arise in the ordinary course of business. Management believes that the final disposition of such matters will not have a material adverse effect on the Company.

GRUPPO, LEVEY & CO.

STATEMENT OF FINANCIAL CONDITION
AS OF
JANUARY 31, 2010
AND
INDEPENDENT AUDITORS' REPORT